MARPAI Proprietary and Confidential. © Marpai, Inc. 2023 | MarpaiHealth.com (NASDAQ: MRAI) Company Presentation Filed pursuant to Rule 433 Issuer Free Writing Prospectus Dated October 6, 2023 Relating to Preliminary Prospectus filed October 6, 2023 Registration No. 333-274162 | October 2023

Free Writing Prospectus Marpai Inc. This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information you should consider before investing. Marpai, Inc., (“we”, “us”, “our” or the “Company”) has filed a registration statement (File No. 333-274162) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), including a preliminary prospectus dated October 6, 2023, for the offering to which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the Registration Statement (including the risk factors described therein) for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering, will arrange to send you the preliminary prospectus if you contact: ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone (877) 436-3673 or email: prospectus@think-equity.com. We obtained the industry, market and competitive position data in this presentation from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective. |

3 Forward Looking Statements This presentation and the statements of representatives and partners of Marpai, Inc. (the “Company”) related thereto contain or may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this presentation when it discusses the benefits to be derived from the Company’s products, the expected timeline of certain planned Company events, the expected benefits to be derived from the acquisition of Maestro Health, including the number of lives, expected revenues, the cash on hand and the Company’s trends, market penetration and growth in the future. Without limiting the generality of the foregoing, words such as “plan,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “should,” “estimate” or “continue” are intended to identify forward-looking statements. Forward-looking statements are based on management’s current expectations, estimates, projections, and assumptions about future events, and are subject to several factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies, and anticipated trends in its business and in the market generally. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s current expectations and speak only as of the date of this presentation. Actual results may differ materially from the Company’s current expectations depending upon a number of factors. These factors include, among others, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business. Additional factors that could cause or contribute to differences between the Company’s actual results and forward-looking statements include, but are not limited to, those risks discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and any subsequent filings with the SEC. Readers are cautioned that actual results (including, without limitation, the timing for and results of the Company’s plans as described herein) may differ significantly from those set forth in the forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Proprietary and Confidential. © Marpai, Inc. 2023

Company Overview PROFIT LEVERS WHAT WE DO WHY US REVENUE We save employers money by creating healthier employee population (NASDAQ: MRAI) Manage healthcare spend for employers Employee lives we manage $/employee life Integration & consolidation, into one company Already $12.6M cut on annualized basis2 REVENUE LEVERS ACQUISITIONS: COST LEVERS 1 2 1 2 INDUSTRY $1.4T1 of spend, $22B in fees for administrators $14.2M $24.3M $0 2020 2021 2022 YTD 6/30/23 1 Company analysis based on estimated $44 PEPM x 39M employee lives (McLellan Consulting Services) 2 Comparing annualized total operating expenses of October 2022 vs. July 2023 $19.7M| 4

We Predict and Help Modify Risk in Healthcare Risk = Cost Health Outcomes Costs 1-3 Comorbidities Time Proprietary and Confidential. © Marpai, Inc. 2023 5

Proprietary and Confidential. © Marpai, Inc. 2023 Our Value Proposition:Healthier employees Lower costs for employers Delivered by:A new way to manage employers’ health plans Building the Health Plan of the Future Health Outcomes Costs| 6

Proprietary and Confidential. © Marpai, Inc. 2023 1 Company analysis of network discounts against billed charges 56%1 SAVINGS ON BILLED 48%1 SAVINGS ON BILLED Proven clinical solutions. Fees are billed as claims and only when a member participates The Ultimate Health Plan for Employers 2.43M Claims Processed $581.6M Claims Paid Compliance 97.9% Procedural 98.3% Financial 2022 CLAIMS ACCURACY 100% NETWORK AUDIT 80% for Members 85% for Providers FIRST CALL RESOLUTION WHITE GLOVE SERVICE CLAIMS TURN AROUND TIME Integrated teams deliver transparency and ease to clients 5.5 days Average turn around | 7

Proprietary and Confidential. © Marpai, Inc. 2023 RISK PRODUCTS Analytics and insurance Health Plan Administration MARPAI CARES AI-powered predictions and matching of members with proactive care CARE MANAGEMENT Nurses and clinical programs for high-risk members MARPAI CONNECT Ecosystem of value-based vendors Full Solution Set for Employers MARPAI Rx Prescription medication savings New Products(Launched in 2023) Existing| 8

Proprietary and Confidential. © Marpai, Inc. 2022 NEW Product Marpai Connect is a value-based care network of digital health providers who put fees at risk to achieve health and cost savings outcomes| 9

Proprietary and Confidential. © Marpai, Inc. 2023 Identify Affected & At-Risk Members Clinically Match Proactively Engage Member Enrolls Value-Based Care Plan Impact Claims &Other Data High PotentialAt-Risk Members Value-Based Care Network Provider Outcomes Costs Drives enrollment Marpai nurtures member and provides performance reports to employer Creates optimal care solution How It Works PROACTIVE, TARGETED INTERVENTIONS | 10

Proprietary and Confidential. © Marpai, Inc. 2023 NEW Product for Growth – Small Business Product 1 Kaiser Family Foundation Employer Health Benefits Annual Survey 2022 Small businesses (<200 employees) are rapidly adopting self-insured plans In July 2023, we launched Marpai Vitality, or self-insured plans “in a box” for small companies All ancillary and value-added products are included in this plan Often, these plans include sharing the insurance premia collected Over 1M adopted since 20211 Over 13M still fully funded1| 11

Proprietary and Confidential. © Marpai, Inc. 2023 How We Sell Partnered with leading health plans for companies with <200 employees Broker Channel Small Business Strategy Our focused sales teams works with the largest brokers in America and strong regional brokers Select Broker Partners include: Lockton HUB USI Gallagher Nielsen Benefits Group | 12

MARPAI il Financial Section | 13 Proprietary and Confidential. © Marpai, Inc. 2023

Financial Model – Path to Breakeven

$ in millions, except Per Employee Per Month (PEPM)	2022	Q2 2023 Annualized	Breakeven
Key Metrics			
Employee Lives[1]	23,916	39,000	55,000
Per Employee Per Month (PEPM)	$37[2]	$48	$57
Income Statement			
GAAP Revenue	$24.3	$40.0	$58.0
Revenue Ex. Passthroughs[3]	$11.8	$23.6	$37.6
Net Income	($26.5)	($30.4)	($4.5)
Adj. EBITDA	($20.0)	($22.0)[4]	$0.0
Adj. EBITDA ex. Unutilized Offices & Severance	($20.0)	($16.8)	$0.0

1 Employees lives based on the monthly average of the year
2 Based on YTD September 2022 financials, prior to the acquisition of Maestro Health
3 Revenue Ex. Passthroughs is GAAP revenue excluding fees collected from customers that are paid to third parties net of Marpai's share
4 Does not reflect the impact of improvements in Q2, Q3 and Q4 2023

MARPAI

Proprietary and Confidential. © Marpai, Inc. 2023 | 14

Proprietary and Confidential. © Marpai, Inc. 2023 Status of Integration One Company, One Team Plan of integration is complete1 Rapid Expense Reduction Reduced $12.6 million in costs, on an annualized basis, in the last year2 Effects of cross-selling to be seen in 2024 (as health plans renew) 1 Purchased Maestro Health on October 31, 2022 2 Comparing annualized total operating expenses of October 2022 vs. July 2023 Cross Selling| 15

Proprietary and Confidential. © Marpai, Inc. 2023 Annualized operating expenses, driven by payroll, reduced by $12.6 million1 Unused facilities have been closed, and we are actively looking to sub-lease them IT consolidation continuing to yield much savings Rapid Expense Reduction Q42022 Q22023 -$7.0m -$5.9m -$4.2m 1 Comparing annualized total operating expenses of October 2022 vs. July 2023 2 Q4 2022 EBITDA did not include any unutilized offices and severance EBITDA Ex. Unutilized Offices & Severance2 Net Loss Q12023 Q42022 Q22023 -$8.5m -$7.6m -$8.9m Q12023| 16

Proprietary and Confidential. © Marpai, Inc. 2023 Financial Model – Drivers of Growth 1 Based on YTD September 2022 financials, prior to the acquisition of Maestro Health Q2 2023 Breakeven $36 (78%) $10 (22%) $46 $36 (62%) $5 (9%) $57 $16 (29%) PEPM Components ($) 2 Health Plan Administration: Core Admin Fees, Cost Containment, Other Core Services Member Navigation: Care Management, Marpai Connect Risk Products: Marpai Rx, Risk Products)

Proprietary and Confidential. © Marpai, Inc. 2023 We launched Marpai Connect and Marpai Rx to our current base of employees to prove out these two products Blue ocean opportunity to sell to other healthcare payers Upside Beyond Our Own Managed Employee Lives 1 Specialty Rx is approximately 20% (conservative estimates from Rx Benefits) of the spending, or $301 billion market in 2021 (Office of Science & Data Policy of HHS); rebates are typically 25% of the specialty Rx spending based on industry knowledge 2 Marpai estimates 43M employees in under 5,000 employee life self-funded groups based on data from Statista and Kaiser Family Foundation. 43M employees in under 5,000 employee life self-funded groups * 73 PEPM (based on internal financial model) * 12 months = $37.7B. $15B1 Reduce Rx spendingand share in savings 2 $38B2 Connect Navigate membersto high quality health providers| 18

Proprietary and Confidential. © Marpai, Inc. 2023Marpai Health (NASDAQ: MRAI) Common Shares Outstanding 7,689,178 Warrants ($20.26 Weighted Average Exercise Price) 504,719 Options ($4.27 Weighted Average Exercise Price)1,418,489 Restricted Stock Units2,023 Fully Diluted Shares9,614,409

Proprietary and Confidential. © Marpai, Inc. 2023 Reconciliation of Adjusted EBITDA High Growth 12 Months Ended December 31, 2022 3 Months Ended December 31, 2022 3 Months Ended March 31, 2023 3 Months Ended June 30, 2023 $ (in thousands) $ (in thousands) $ (in thousands) $ (in thousands) Net Loss (26,468) (8,534) (8,873) (7,557) Interest expense and foreign exchange loss, net 33 115 401 336 Income tax benefit (521) (521) 0 0 Loss on disposal of asset 273 213 0 344 Depreciation and amortization expense 3,538 1,094 1044 1,003 Stock based compensation expense 3,143 680 0 367 Share based compensation 0 0 623 0 Shares issued to vendors in exchange for compensation 0 0 79 0 Adjusted EBITDA (20,002) (6,953) (6,726) (5,507) Unutilized Offices and Severance Expense 0 0 788 1,365 Adjusted EBITDA ex. Unutilized Offices and Severance Expense (20,002) (6,953) (5,938) (4,142)

Seasoned Leadership Team



Yaron Eitan
Chairman



Edmundo Gonzalez
CEO



Yoram Bibring
CFO



Gonen Antebi
COO

Board of Directors



Yaron Eitan
Chairman



Edmundo Gonzalez
CEO



Damien Lamendola
Director



Mohsen Moazami
Director



Colleen DiClaudio
Director



Vincent Kane
Director



Sagiv Shiv
Director

MARPAI

Proprietary and Confidential. © Marpai, Inc. 2023

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Proprietary and Confidential. © Marpai, Inc. 2023 Organic + Acquisitions + Other Payers + Tech-Driven Disruption Expanding # of Lives Covered Investment Summary High Growth Health Outcomes Costs| 22

WHAT WILL BE Thank you